LPT Capital Ltd. 1383 Marinaside Cr., Suite 805 Vancouver, BC, V6Z 2W9 Tel: 604 720 0099	Lincoln Gold Corp. 885 Dunsmuir St., Suite 350 Vancouver, BC, V6C 1N5 Tel: 604 688 7377

August 11, 2009

LPT Capital Ltd. and Lincoln Gold Corporation Set Closing Date
for Business Combination and Financing

VANCOUVER, BRITISH COLUMBIA - LPT Capital Ltd. ("LPT") (TSX-V: LPC.P) and Lincoln Gold Corp. ("Lincoln") (OTCBB: LGCPF) are pleased to report that, further to the joint news release dated July 8, 2009, Lincoln and LPT plan to close the business combination transaction (the "Merger") on August 18, 2009. The Merger is intended to be LPT's "Qualifying Transaction" under TSX Venture Exchange Policy 2.4. Please refer to the joint information circular of Lincoln and LPT dated January 19, 2009 (the "Circular"), available on the SEDAR website, for details of the Merger.

Prior to the closing of the Merger, LPT will effect a share consolidation on the basis of one (1) new share for every one and one-half (1.5) pre-consolidation shares and will be renamed "Lincoln Mining Corporation".

Concurrent with the closing of the Merger on August 18, 2009, LPT will complete the previously announced private placement of units (on a post-consolidation basis) to raise gross proceeds of approximately $5 million.

In connection with the closing of the Merger, shares of Lincoln will be deleted from trading on the OTCBB effective August 12, 2009. Shares of LPT remain halted on the TSX Venture Exchange and will commence trading (on a post-consolidation basis) following completion of the Merger and subject to all remaining stock exchange filings and approvals in connection with the Merger.

Pursuant to the plan of arrangement under the Merger, each shareholder of Lincoln as at the close of business on August 17, 2009 will be entitled to 0.31 post-consolidated shares of LPT for each one share of Lincoln. Olympia Trust Company, LPT's transfer agent, will following the closing of the Merger mail a letter of transmittal to the registered shareholders of Lincoln providing instructions on how to exchange share certificates of Lincoln for share certificates of LPT under the plan of arrangement.

In connection with the Merger and as disclosed in the Circular, Lincoln will prior to the closing issue common shares in settlement of approximately $1 million of outstanding debt, which shares will be exchanged for approximately 6 million post-consolidated shares of LPT pursuant to the plan of arrangement.
On behalf of LPT Capital Ltd. "Philip J. Walsh" Philip J. Walsh President & CEO	On behalf of Lincoln Gold Corp. "Paul Saxton" Paul Saxton President & CEO

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding plans for the completion of proposed financings and other future plans and objectives of Lincoln and LPT (together, the "Companies") are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Companies' plans or expectations include availability of capital and financing, general economic, market or business conditions, regulatory changes, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Companies with securities regulators. The Companies expressly disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.